Interest income consists of interest earned on our cash and cash equivalents. Interest expense in the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012 consisted primarily of non-cash interest charges and accruals related to preferred shares and convertible notes issued to certain of our investors. We incurred finance expense of €1.6 million and €3.3 million in the three months ended March 31, 2014 and 2013, respectively, and €6.9 million and €6.4 million in the years ended December 31, 2013 and 2012, respectively.

*Other Income*

Other income in the year ended December 31, 2013 consists of non-cash fair value gains on exchange of warrants, and settlement of preferred shares and extinguishment of related liabilities in connection with the debt for equity exchange for preferred shares in June 2013 and the re-domicile of our parent company to Germany in July 2013 (the "Re-domicile of Parent Company," as described more fully in "—Results of Operations—Financing Activities"). For the year ended December 31, 2013, we had exceptionally high other income of €16.1 million arising from the re-domicile of the parent company. In accordance with IAS 39, the liability associated with the series B convertible stock issued by Innocoll Holdings, Inc. was deemed to be extinguished as the new financial instruments issued had significantly different terms to the instruments they replaced. The difference between the fair value of the new financial instrument, and the carrying value of the extinguished series B convertible stock, was allocated against the carrying value of the liability and equity components with a resulting gain being recognized in profit and loss as noted above. Other income in the year ended December 31, 2012 was €0.4 million, representing the gain from the liquidation of one of our subsidiaries. We had no other income in the three months ended March 31, 2014 and 2013.

*(Loss)/earnings per Share*

The weighted average number of ordinary shares (denominator – basic) was 44,848 at December 31, 2013 (2012: 50,947) and 38,750 at March 31, 2014. The weighted average number of ordinary shares has been adjusted for the effects of the Re-domicile of Parent Company which took place during the financial period. The weighted average number of ordinary shares outstanding during the period and for all periods presented is adjusted for events, other than the conversion of potential ordinary shares, that have changed the number of ordinary shares outstanding without a corresponding change in resources.

| | For the Three Months Ended March 31, | | | For the Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2014 | 2014 | 2013 | 2013 | 2013 | 2012 |
| | (in thousands, except for per share data) | | | | | |
| | (unaudited) | | | | | |
| **Numerator:** | | | | | | |
| Net (loss)/earnings – basic . . . . . . . . . . . | $ (6,608) | € (4,792) | € (4,689) | $ 2,908 | € 2,109 | €(11,805) |
| Adjustment to net earnings for interest on convertible preferred shares[1] . . . | — | — | — | 6,519 | 4,728 | — |
| Adjustment to net earnings for interest on convertible promissory notes[1] . . | — | — | — | 2,645 | 1,918 | — |
| Gain on settlement of promissory notes and preferred stock and extinguishment of related liabilities . . . . . . . . . . . . . . . . | — | — | — | (21,927) | (15,903) | — |
| Net (loss)/earnings – diluted . . . . . . . . . . | (6,608) | (4,792) | (4,689) | (9,855) | (7,148) | (11,805) |
| **Denominator – number of shares:** | | | | | | |
| Weighted-average shares outstanding – basic . . . . . . . . . . . . . . . . . . . . | 38,750 | 38,750 | 50,947 | 44,848 | 44,848 | 50,947 |
| Dilutive ordinary shares issuable upon conversion of preferred shares[1] . | — | — | — | 547,195 | 547,195 | — |
| Dilutive common stock issuable upon conversion of promissory notes[1] . . . . . . . . . . . . . . . . . | — | — | — | 160,246 | 160,246 | — |

The decrease in CollaGUARD and Septocoll revenue was partially offset by an increase in CollatampG revenue of €0.7 million, or 30.0%. The increase in CollatampG revenues was primarily due to our distribution partner Jazz Pharmaceuticals increasing its 2013 net sales by 8.3%, and building additional inventory commencing in late 2013.

*Cost of Sales.*    Cost of sales of €4.6 million in the year ended December 31, 2013 did not change compared to €4.6 million in the year ended December 31, 2012. Gross margins from supply revenue were (6%) and (28%) for the years ended December 31, 2012 and December 31, 2013, respectively. The decrease in gross margin during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to the agreement to provide a quantity of free stock of Septocoll to our distribution partner as described above, a reduction in the contractually agreed percentage of the CollatampG net sales price due to us from our distribution partner, as well as reduced minimum supply pricing of CollatampG in certain countries.

*Research and Development Expenses.*    Research and development expenses of €1.7 million in the year ended December 31, 2013 did not change compared to €1.7 million the year ended December 31, 2012. This was due to the fact that research and development expenses in both years consisted primarily of costs of internal research and development personnel and internal laboratory costs at our Saal, Germany facility. From January 1, 2004 through December 31, 2013, we incurred research and development expenses of €45.6 million net of contributions and collaboration agreements with third parties. We incurred below-average research and development expenses in each of the years ended December 31, 2013 and December 31, 2012 due to the fact that substantially all of our Phase 2 clinical trials were completed prior to 2012 and we do not expect to commence Phase 3 trials until the second quarter of 2014.

*General and Administrative Expenses.*    General and administrative expenses increased by €0.9 million, or 26.2%, to €4.1 million in the year ended December 31, 2013 from €3.3 million in the year ended December 31, 2012. The increase in general and administrative expenses was primarily due to €0.7 million in exceptional expenses in connection with the 2013 Corporate Reorganization (as described more fully in "—Financing Activities"), and a €0.6 million increase in employee compensation.

*Other Operating Expense.*    Other operating expense decreased by €0.4 million, or 72.3% to €0.2 million, in the year ended December 31, 2013 compared to €0.6 million in other operating expense in the year ended December 31, 2012. The decrease was primarily due to a €1.8 million decrease in the impairment of fixed assets year over year, which was €0.1 million in the year ended December 31, 2013 compared to €2.0 million in the year ended December 31, 2012, due to the write-down of the value of certain equipment in 2012. We expect to recoup at least part of the write-down of the value in connection with the expansion of our Saal, Germany facility. The equipment write-down expense was partially offset by income of €1.4 million which we received in the year ended December 31, 2012 as compensation for the agreement of certain amendments to our CollatampG supply agreement with our distribution partner Jazz Pharmaceuticals.

*Finance Expense.*    Finance expense increased by €0.6 million, or 8.9%, in the year ended December 31, 2013, to €6.9 million, compared to €6.4 million in the year ended December 31, 2012. The increase in finance expense was primarily due to a €0.7 million increase in foreign exchange losses in 2013 as compared to 2012.

*Other Income.*    Other income was €16.1 million in the year ended December 31, 2013 compared to €0.4 million in the year ended December 31, 2012. Other income in the year ended December 31, 2013 consisted of exceptionally high non-cash fair value gains on exchange of warrants, and settlement of preferred shares in connection with the re-domicile of the parent company. In accordance with IAS 39, the liability associated with the series B convertible stock issued by Innocoll Holdings, Inc. was deemed to be extinguished as the new financial instruments issued had significantly different terms to the instruments they replaced. The difference between the fair value of the new financial instrument, and the carrying value of the extinguished series B convertible stock, was allocated against the carrying value of the liability and equity components with a resulting gain being recognized in profit and loss as noted above. Other income in the year ended December 31, 2012 was €0.4 million, representing the gain from the liquidation of one of our subsidiaries.

- The estimated volatility is based on the historical volatility of biotech companies that operate in the same therapeutic areas as the group, or that are of a similar size;

- The expected duration is calculated as the estimated duration until exercise, taking into account the specific features of the plans; and

- The weighted average risk-free interest rates used are based on government treasury bills at the date of grant with a term equal to the expected life of the options.

The valuation of our ordinary shares requires us to make highly complex and subjective estimates because our ordinary shares are not publicly traded. We will not need these estimates to determine the fair value of new stock-based compensation awards once our underlying ordinary shares begin trading publicly.

**Revenue recognition**

Revenue from sales of products is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when all of the following conditions are met:

i. The significant risks and rewards of the ownership of goods are transferred to the buyer. This usually occurs when the goods have been delivered;

ii. The group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

iii. The amount of revenue can be measured reliably;

iv. It is probable that the economic benefits associated with the transaction will flow to the entity; and

v. The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Deferred revenue is calculated when cash is received from a customer for a product which at the time of receipt has not yet been delivered.

**Expenses**

*Research and development expenses*

Research and development expenses are charged to the income statement as incurred. The group has determined that the regulatory, clinical or field trial risks inherent in the development of its products currently preclude it from capitalizing its development costs.

*Financing costs and income*

Financing costs consist of interest payable on borrowings and interest receivable on funds invested. Both are calculated using the effective interest rate method. Foreign exchange gains and losses arising on the retranslation of foreign currency balances are also included here.

**Income taxes**

Tax expense comprises current and deferred tax.

Current tax is the expected tax payable or receivable on the taxable result for the year and any adjustments in relation to tax payable or receivable in respect of the previous years.

### 3  Research and development expenses

| Thousands of Euros | 2013 | 2012 |
|---|---|---|
| Employee compensation | 1,441 | 1,254 |
| External clinical research costs | 110 | 99 |
| General operating costs | 200 | 537 |
| Research and development tax credit received | (88) | (194) |
| Total research and development expenses | 1,663 | 1,696 |

Research and development expenses include labor, materials and direct overheads associated with the various research programmes.

### 4  General and administrative expenses

| Thousands of Euros | 2013 | 2012 |
|---|---|---|
| Employee compensation | 2,407 | 1,842 |
| Depreciation | 238 | 196 |
| Other | 1,476 | 1,228 |
| Total general and administrative expenses | 4,121 | 3,266 |

### 5  Other operating expense — net

| Thousands of Euros | 2013 | 2012 |
|---|---|---|
| Compensation for amendments to supply agreement | — | (1,444) |
| Loss on sale of property, plant and equipment | — | 2 |
| Impairment of property, plant and equipment | 148 | 1,963 |
| Other expense | 6 | 35 |
| Total other operating expense | 154 | 556 |

### 6  Finance expense

| Thousands of Euros | 2013 | 2012 |
|---|---|---|
| Interest on convertible preferred shares | 4,728 | 3,428 |
| Interest on convertible promissory notes | 1,918 | 3,422 |
| Warrant expense | 205 | 131 |
| Foreign exchange loss/(gain) | 84 | (616) |
| Other expense | 14 | 14 |
| Total finance expense | 6,949 | 6,379 |

### 7  Other income

| Thousands of Euros | 2013 | 2012 |
|---|---|---|
| Fair value gain on warrant exchanges | 170 | — |
| Gain on settlement of promissory notes and preferred stock (note 15) | 973 | — |
| Gain on extinguishment of liabilities component of series B convertible preferred stock (note 15) | 14,930 | — |
| Gain on liquidation of subsidiary companies (note 24) | — | 407 |
| Total other income | 16,073 | 407 |

In accordance with IAS 39, the liability associated with the series B convertible stock issued by Innocoll Holdings, Inc. was deemed to be extinguished as the new financial instruments issued had significantly different terms to the instruments they replaced. The difference between the fair value of the new financial instrument, and the carrying value of the extinguished series B convertible stock, was allocated against the carrying value of the liability and equity components with a resulting gain being recognized in profit and loss as noted above.

## 8    Income tax

| Thousands of Euros | 2013 | 2012 |
| --- | --- | --- |
| German tax | 72 | 74 |
| Other jurisdictions | — | — |
| **Current income tax** | **72** | **74** |

A reconciliation of the expected income tax of the group and the actual income tax charge is as follows:

| Thousands of Euros | 2013 | 2012 |
| --- | --- | --- |
| Profit/(loss) before taxation for the period | 2,181 | (11,731) |
| Expected income tax charge/(credit), computed by applying the German tax rate 28% (2012: 28%) | 611 | (3,285) |
| Effect of different tax rates of subsidiaries operating in foreign jurisdictions | 1,421 | 689 |
| Unrecognized tax losses carried forward | 2,213 | 2,205 |
| Non-taxable income/non-deductible expenses | (4,173) | 465 |
| **Current income taxes** | **72** | **74** |

One of the main differences between expected tax and effective tax is explained by unrecognized deferred tax assets on tax losses carried forward amounting to €7.3 million (2012: €11.4 million).

**Deferred tax assets and liabilities**

The following temporary differences which might give rise to deferred taxes relate to:

| Thousands of Euros | 2013 | 2012 |
| --- | --- | --- |
| Net tax losses carry forward | 57,897 | 66,225 |
| Provisions | 434 | 388 |
| Total deductible differences | 58,331 | 66,613 |
| **Unrecognized deferred tax asset** | **7,291** | **11,435** |

All of the unrecognized deferred tax assets arise on operations in Ireland with the exception of €4.8 million in 2012 of an unrecognized deferred tax asset relating to loss carry forwards arising in the United States. Losses arising on operations in Ireland can be carried forward indefinitely, but are limited to the same trade/trades. The group has not recognized any deferred tax assets in the period as management does not consider the realization of these deferred tax balances to be probable in the near future due to the significant costs the group is likely to incur in the short term in advancing its product pipeline.

The deferred tax liability of €0.05 million (2012: €0.05 million) relates to tax that will be payable in the future on the gain on disposal of a group property in 2010.

## 9    Earnings/(loss) per share (restated – see note 25)

The weighted average number of ordinary shares (denominator - basic) amounted to 44,848 in 2013 (2012: 50,947). The weighted average number of ordinary shares has been adjusted for the effects of the re-domicile which took place during the financial period (note 15).